EXHIBIT 99.1

06/CAT/01

FOR IMMEDIATE RELEASE

15.00 GMT Wednesday 25 January 2006

For further information contact:
Cambridge Antibody Technology
Tel: +44 (0) 1223 471 471
Peter Chambré, Chief Executive Officer
John Aston, Chief Financial Officer
Rowena Gardner, Director of Corporate Communications

Weber Shandwick Square Mile (Europe) Tel: +44 (0) 20 7067 0700 Kevin Smith Yvonne Alexander Rachel Taylor
BMC Communications/The Trout Group (USA) Tel: 001 212 477 9007 Brad Miles, ext 17 (media) Brandon Lewis, ext 15 (investors)

CAMBRIDGE ANTIBODY TECHNOLOGY REPORTS HUMIRA(R) SALES
EXCEED $1 BILLION IN ANNUAL SALES

Cambridge, UK... Cambridge Antibody Technology  (CAT) (LSE: CAT; NASDAQ: CATG) acknowledges today's announcement by Abbott Laboratories that HUMIRA(R) worldwide sales for 2005 were $1.4 billion, exceeding Abbott's prior forecast of more than $1.3 billion and making it the first product from the UK biotechnology industry to achieve blockbuster status. Abbott stated that it expects worldwide sales of HUMIRA in 2006 of more than $1.9 billion.

HUMIRA was isolated and optimised by CAT in collaboration with and Abbott. Abbott owns exclusive worldwide rights to HUMIRA and CAT receives royalty payments based on HUMIRA sales at the rate of 2.688%.

Peter Chambré, CAT's Chief Executive Officer commented "This is a major milestone for CAT. HUMIRA is an important product candidate for CAT and we are delighted that it has reached blockbuster status. The success of HUMIRA is vital to CAT's progress as a product-based biopharmaceutical business and we look forward to further success in 2006 as Abbott continues to expand the range of approved indications.

Notes to Editors:

Business:

  CAT is a biopharmaceutical company, aiming to bring improvements to seriously ill patients' lives and thereby create outstanding returns for shareholders. CAT seeks to develop products independently and in collaboration with partners, using its capabilities and technologies in the discovery and development of new and innovative antibody medicines in selected therapeutic areas. CAT also seeks to licence its technologies to enable others to develop new medicines.

Products:

  HUMIRA®, licensed to Abbott, is the first CAT-derived antibody to be approved for marketing. It was isolated and optimised in collaboration with Abbott and has been approved for marketing as a treatment for rheumatoid arthritis (RA) in 57 countries, and for psoriatic arthritis and early RA in some European countries and the US.
  There are six further CAT-derived antibodies licensed to partners at various stages of clinical development: ABT-874 (Abbott), LymphoStat-B™, HGS-ETR1, HGS-ETR2, ABthrax™ (all Human Genome Sciences (HGSI)) and MYO-029 (Wyeth). CAT has also licensed its proprietary technologies and patents to several companies. CAT's licensees include Amgen, Chugai, Dyax, Genzyme, HGSI, Merck & Co, Micromet, Pfizer and Wyeth, and three antibody drug candidates are in clinical development at patent licensees.
  There are three further human therapeutic product candidates in clinical development: CAT-354 and CAT-3888, proprietary CAT products, and GC-1008, in collaboration with Genzyme.

Collaborations:

  CAT has a broad collaboration with Genzyme for the development and commercialisation of antibodies directed against TGFb, a family of proteins associated with fibrosis and scarring, and with potential application in the treatment of some cancers.

  CAT has a major strategic alliance with AstraZeneca to discover and develop human antibody therapeutics, principally in inflammatory disorders. This provides CAT with the opportunity to build a substantial pipeline of antibody therapeutics with a significant pharmaceutical partner.
  CAT has a co-development collaboration with Amrad against GM-CSF Receptor, a potential drug target in the development of RA.

Science:

  CAT has an advanced proprietary technology for rapidly isolating human monoclonal antibodies using Phage Display and Ribosome Display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies, which form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.

Business Background:

  CAT is based near Cambridge, UK, with a new site in Palo Alto, USA. CAT currently employs around 290 people.
  CAT is listed on the London Stock Exchange (CAT) and on NASDAQ (CATG).
  More information can be found at www.cambridgeantibody.com.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company's present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.